SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K


03025250

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934


PROCESSING
RECEIVED
JUN 2 7 2003
WASH, D.C.
153
SECTION

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-6075

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT
EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

UNION PACIFIC CORPORATION
1416 DODGE STREET
OMAHA, NEBRASKA 68179

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT
EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

FORM 11-K

EXHIBIT INDEX

Exhibit I.	Financial Statements as of December 31, 2002 and 2001 and for the Years Then Ended and Independent Auditors' Report
Exhibit II.	Independent Auditors' Consent
Exhibit III.	Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Richard K. Davidson and James R. Young

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

Date 6-25-03
June 25, 2003

By Roy Schroer
Roy J. Schroer, Assistant Vice President – Employee Benefits
Union Pacific Corporation

Exhibit I

Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan

Financial Statements as of December 31, 2002 and 2001 and for the Years Then Ended, Supplemental Schedule as of December 31, 2002 and Independent Auditors' Report

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

TABLE OF CONTENTS

Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Union Pacific Fruit Express Company Agreement
Employee 401(k) Retirement Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 9, 2003

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Investments at contract value (Notes 2 and 3):		
Plan interest in Master Trust A	$ 42,475	$ 33,751
Investments at fair value (Notes 2, 3 and 4):		
Plan interest in Master Trust B	245,951	214,585
Mutual funds	682,765	759,019
Total	971,191	1,007,355
Contributions receivable	6,323	5,787
Net assets available for benefits	$ 977,514	$ 1,013,142

The accompanying notes are an integral part of these financial statements.

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income (loss):		
Plan interest in Master Trust A investment income (Note 3):		
Interest and dividends	$ 2,108	$ 1,481
Plan interest in Master Trust B investment income (Note 3):		
Net appreciation in fair value of investments	9,759	21,435
Interest and dividends	3,307	2,920
	13,066	24,355
Net depreciation in fair value of mutual funds	(150,778)	(91,407)
Interest and dividends	15,709	30,892
	(135,069)	(60,515)
Total	(119,895)	(34,679)
Employee contributions	118,155	128,072
Other additions	-	3,093
Total	(1,740)	96,486
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	33,888	43,173
NET INCREASE (DECREASE)	(35,628)	53,313
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	1,013,142	959,829
End of year	$ 977,514	$ 1,013,142

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan (the Plan) is provided for general information only. Participants should refer to the Plan document for more complete information.

General – The Plan is a defined contribution plan covering employees of the Union Pacific Fruit Express Company (the Company) who are governed by a collective bargaining agreement entered into between the Company and a rail union to which eligibility to participate in the Plan has been extended and have completed one year of service or were employees as of the effective date of the Plan, August 1, 1993. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions – Participants may contribute 2% to 50% of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the Code). Participants may also contribute 1% to 50% of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 50% of eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company does not contribute to the Plan.

Participant Accounts – Each participant's account is credited with the participant's contributions and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. Allocations are based on participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from that participant's vested account.

Vesting – Participants at all times have a 100% vested interest in their account.

Payment of Benefits – Following a participant's termination of employment, a distribution of benefits will be made upon request. If a participant does not request a distribution at termination, the account will be deferred until the date the participant attains the participant's required beginning date, as defined, or participant's death. If the participant remains employed with the Company after attaining age 70-½, his/her account may remain in the Plan until April 1st of the year following the year in which he/she terminates employment. The participant can receive his/her account sooner if he/she so desires.

Plan Administration – The Plan is administered by the Senior Vice President, Human Resources of Union Pacific Corporation (the Corporation). All administrative expenses of the Plan are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements were prepared in accordance with the financial reporting requirements of ERISA as permitted by the Securities and Exchange Commission's amendments to Form 11-K adopted during 1990.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition – Investments in the Union Pacific Common Stock Fund, Vanguard Wellington Investment Fund, Vanguard Windsor II Fund, Vanguard Small-Cap Index Fund, Vanguard 500 Index Fund, Vanguard U.S. Growth Fund, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard Total Stock Fund, and the Vanguard Total Bond Market Index Fund are valued at fair value as determined by quoted market prices.

The investments in the Vanguard Prime Money Market Fund are valued at estimated fair value as determined by Vanguard Fiduciary Trust Company (VFTC). Investments in the Union Pacific Fixed Income Fund are valued at contract value.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

Payment of Benefits – Benefits are recorded when paid.

Reclassifications – Certain prior year amounts have been reclassified to conform to the 2002 financial statement presentation. These reclassifications had no effect on previously reported changes in net assets available for benefits.

3. MASTER TRUSTS

At December 31, 2002 and 2001, the Plan participated in Master Trusts with other retirement plans administered by the Corporation. A Master Trust has been established for the purpose of investing in the Union Pacific Fixed Income Fund (Master Trust A). Another Master Trust has been established for the purpose of investing in Union Pacific common stock (Master Trust B). The investment assets of the Master Trusts were held at VFTC. Use of the Master Trusts permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trusts, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The Plan's interests in the Master Trusts, as a percentage of net assets held by the Master Trusts, are presented in the following tables.

The investment valuation methods for investments held by the Master Trusts are discussed in Note 2.

The following tables present the net assets of the Master Trusts as of December 31, 2002 and 2001:

Master Trust A	**2002**	**2001**
Investments at contract value:		
Guaranteed investment contracts	$346,382,290	$296,420,705
Plan's portion of investments	$ 42,475	$ 33,751
Portion allocated to the Plan	0.01 %	0.01 %

Master Trust B	**2002**	**2001**
Investments at fair value as determined by quoted market price:		
Common stock	$76,950,043	$72,461,578
Plan's portion of investments	$ 245,951	$ 214,585
Portion allocated to the Plan	0.32 %	0.30 %

Investment income for the Master Trusts for the years ended December 31, 2002 and 2001 is as follows:

	2002	**2001**
Master Trust A investment income:		
Total interest income of Master Trust A	$17,471,005	$15,235,630
Plan's portion of Master Trust A investment income	$ 2,108	$ 1,481

Master Trust B investment income:	**2002**	**2001**
Net appreciation in fair value of investments:		
Investments at fair value as determined by quoted market price:		
Common stocks	$4,401,319	$8,539,351
Interest and dividends	1,029,523	990,770
Total investment income of Master Trust B	$5,430,842	$9,530,121
Plan's portion of Master Trust B investment income	$ 13,066	$ 24,355

While the Plan participates in the Master Trusts, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest. Therefore, the investment income (loss) of the Master Trusts may not be allocated evenly among the plans participating in the Master Trusts.

Master Trust A invests in fully benefit-responsive guaranteed investment contracts. These contracts are valued at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yields under these contracts were 5.43% and 5.81% at December 31, 2002 and 2001, respectively. The crediting interest rates for the years ended December 31, 2002 and 2001 ranged from 3.60% to 7.81% and 4.66% to 7.81%, respectively.

4. INVESTMENTS

The following table presents the fair value of mutual funds. Mutual funds that represent 5% or more of the Plan's net investment in mutual funds are separately identified.

	December 31,	
	2002	2001
Investments at Fair Value as Determined by Quoted Market Price:		
Vanguard 500 Index Fund	$ 234,198	$ 351,541
Vanguard Total Bond Market Index Fund	48,738	12,887
Vanguard U.S. Growth Fund	49,097	81,273
Vanguard Wellington Investment Fund	267,207	257,589
Other	70,924	44,265
	670,164	747,555
Investments at Estimated Fair Value:		
Vanguard Prime Money Market Fund	12,601	11,464
Total investments in Mutual Funds	$ 682,765	$ 759,019

5. TAX STATUS

The Plan obtained a tax determination letter dated April 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. The Company may direct VFTC either to distribute the Plan's assets to the participants, or to continue the Trust and distribute benefits as though the Plan had not been terminated.

7. RELATED PARTY TRANSACTIONS

Plan investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest transactions.

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2002

Column B	Column C	Column E
Identity of Issue or Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
* Vanguard Fiduciary Trust	Vanguard 500 Index Fund - 2,886 shares	$ 234,198
* Vanguard Fiduciary Trust	Vanguard International Growth Fund - 2,044 shares	24,857
* Vanguard Fiduciary Trust	Vanguard LifeStrategy Growth Fund - 55 shares	793
* Vanguard Fiduciary Trust	Vanguard Mid-Cap Index Fund - 2,527 shares	24,970
* Vanguard Fiduciary Trust	Vanguard Prime Money Market Fund - 12,601 shares	12,601
* Vanguard Fiduciary Trust	Vanguard Small-Cap Index Investment Fund - 740 shares	11,587
* Vanguard Fiduciary Trust	Vanguard Total Bond Market Index Fund - 4,695 shares	48,738
* Vanguard Fiduciary Trust	Vanguard Total Stock Market Investment Fund - 30 shares	604
* Vanguard Fiduciary Trust	Vanguard U.S. Growth Fund - 4,071 shares	49,097
* Vanguard Fiduciary Trust	Vanguard Wellington Investment Fund - 10,880 shares	267,207
* Vanguard Fiduciary Trust	Vanguard Windsor II Fund - 390 shares	8,113
		$ 682,765

* Represents a party-in-interest.

Exhibit II

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-49785 of Union Pacific Corporation on Form S-8 of our report dated June 9, 2003, appearing in this Annual Report on Form 11-K of the Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan for the year ended December 31, 2002.



DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 25, 2003

EXHIBIT III

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report of the Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan (the Plan) on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Richard K. Davidson, Chairman, President and Chief Executive Officer of the Union Pacific Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

By: 

Richard K. Davidson
Chairman, President and
Chief Executive Officer
Union Pacific Corporation

June 26, 2003

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report of the Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan (the Plan) on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, James R. Young, Executive Vice President-Finance of the Union Pacific Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

By: 

James R. Young
Executive Vice President-Finance
Union Pacific Corporation

June 26, 2003